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     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 1997

                                                     REGISTRATION NO. 33-74848
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 POST-EFFECTIVE
                                 AMENDMENT NO.1

                                       TO

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ----------------------

                                 MATHSOFT, INC.
             (Exact Name of Registrant as Specified in its Charter.)

          MASSACHUSETTS                                     04-2842217
  (State or Other Jurisdiction                           (I.R.S. Employer
of Incorporation or Organization)                     Identification Number)

101 MAIN STREET, CAMBRIDGE, MASSACHUSETTS 02142           (617) 577-1017
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                CHARLES J. DIGATE
                      President and Chief Executive Officer
                                 MATHSOFT, INC.
                                 101 Main Street
                         Cambridge, Massachusetts 02142
                                 (617) 577-1017
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ----------------------

                                     Copy to:


                              GORDON H. HAYES, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                       High Street Tower, 125 High Street
                           Boston, Massachusetts 02110
                                 (617) 248-7000





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    The Registrant hereby removes from registration 280,245 shares (the "Unsold
Shares") of common stock, $.01 par value per share, that have not been sold or transferred pursuant to this Registration Statement (all shares originally registered hereunder being referred to as the "Offered Shares"). As of February 7, 1997, the 280,245 Unsold Shares were owned by the following stockholders:
John Hancock Leasing Corporation 18,500; and R. Douglas Martin 261,745. By the terms of this Registration Statement and an Asset Purchase Agreement among the Registrant and certain holders of Offered Shares, the Registrant was required to keep this Registration Statement effective until June 30, 1996. As of February 7, 1997, 90,032 Offered Shares had been sold or otherwise transferred by the following stockholders under this Registration Statement: Matthew J. Schlitz 72,707; Corum Group Ltd. 11,845; Patrick Clark 2,090; and Silicon Valley Bank 3,390. Pursuant to the Registrant's Undertaking in Item 17 of this Registration Statement, the Registrant hereby removes from registration the 280,245 Unsold Shares that have not been sold or otherwise transferred pursuant to this Registration Statement prior to the date hereof.







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                        POWER OF ATTORNEY AND SIGNATURES

Pursuant to the requirements of the Securities Act of 1993, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cambridge, Commonwealth of Massachusetts on February 25, 1997.


                                      MATHSOFT, INC.

                                      By: /s/ Charles J. Digate
                                          --------------------------------
                                          Charles J. Digate
                                          President and Chief Executive Officer


We, the undersigned officers and directors of MathSoft, Inc., hereby severally constitute and appoint Charles J. Digate, Robert P. Orlando and Gordon H. Hayes, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all post-effective amendments to this registration statement and generally do all things in our names and on our behalf in such capacities to enable MathSoft, Inc., to comply with the provisions of the Securities Act of 1933, as amended and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


SIGNATURE                      TITLE(S)                        DATE:
---------                      --------                        -----

/s/ Richard A. D'Amore         Director                        February 25, 1997
---------------------------
Richard A. D'Amore

/s/ Charles J. Digate          President, Chief Executive      February 25, 1997
---------------------------    Officer and Chairman of the
Charles J. Digate              Board of Directors (Principal
                               Executive Officer)

/s/ Charles H. Federman        Director                        February 25, 1997
---------------------------
Charles H. Federman

/s/ Robert P. Orlando          Vice President, Finance and     February 25, 1997
---------------------------    Administration, Chief Financial
Robert P. Orlando              Officer, Treasurer and Clerk
                               (Principal Financial and
                               Accounting Officer)

/s/ June L. Rokoff             Director                        February 25, 1997
---------------------------
June L. Rokoff

/s/ Steven R. Vana-Paxhia      Director                        February 25, 1997
---------------------------
Steven R. Vana-Paxhia